Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-187386) and Registration Statement (No. 333-127493) both on Form S-8 of Cubic Corporation of our report dated March 20, 2014, with respect to the statements of net assets available for benefits of the Cubic Corporation Employees’ Profit Sharing Plan as of September 30, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended September 30, 2013, and the related supplemental schedule as of September 30, 2013, which report appears in the September 30, 2013 annual report on Form 11-K of the Cubic Corporation Employees’ Profit Sharing Plan.

/s/ MAYER HOFFMAN McCANN P.C.

San Diego, California

March 20, 2014